

November 3, 2014

Via E-mail
David DiStaso
Chief Financial Officer
iStar Financial Inc.
1114 Avenue of the Americas
39th Floor
New York, NY 10036

      Re: **IStar Financial Inc.**
            Form 10-K for the fiscal year ended December 31, 2013
            Filed on March 3, 2014
            File No. 001-15371

Dear Mr. DiStaso:

We have reviewed your response letter dated October 2, 2014 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Management's Discussion and Analysis and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Estimates, page 39

1) We note your response to our prior comment 4. In future filings, please disclose the specific reasons why the company does not charge off a loan prior to when losses are confirmed through the receipt of assets or via ownership control of the underlying collateral in full satisfaction of the loan upon foreclosure.

Financial Statements

Note 5- Loans Receivable and Other Lending Investments, net, page 62

2) We note your response to our prior comment 7. Please provide us with the following information related to your $63.1 million in loan loss recoveries:

- Please tell us the number of loans for which a recovery was recorded and the average recovery per loan
- For loans for which the company received funds associated with a partial payoff or sale of collateral, tell us whether the recovery recorded exceeded the amount of funds received.
- We note in your response that in certain cases your recovery related to cash received from the sale of collateral. Please tell us whether this is an indication that the carrying value of the loan had been written down to a level below the value of the underlying collateral. To the extent this is the case, please provide us with management's rationale for recording a reserve at that level.
- We note in your response that the company received funds for substantially all of the loans. Please tell us the number of loans for which funds were not received, the total recovery recorded, the average recovery per loan and the company's rationale for recording the recovery.

3) We note your response to our prior comment 8. In future filings, please disclose the specific amount of time the company's loans greater than 90 days have been outstanding and the reasons for such delinquencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant